NR10-05

June 3, 2010

Cardero Iron Ore President & CEO Glenn Hoffman Receives Prestigious Society of Metallurgical Engineers Antoine M. Gaudin Award

“Scientific or engineering contributions that further understanding of the technology of mineral processing”

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to announce that Glenn Hoffman, the President & CEO of Cardero Iron Ore Company Ltd., received the Antoine M. Gaudin award at the recent 2010 Annual Conference for the Society of Mining, Metallurgy and Exploration (SME) held in Phoenix, Arizona.  The Antoine M. Gaudin Award, established in 1975, is for scientific or engineering contributions that further understanding of the technology of mineral processing.

Cardero is utilizing Mr. Hoffman’s innovative processing technologies currently under development for the Pampa El Toro Iron Sands in Peru and the TiTac and Longnose Ferrotitanium projects in Minnesota as an entry point into existing metallurgical projects where advanced metallurgical processing technology is required.  Cardero believes that significant value could potentially be added to mineral concentrates with these metallurgical solutions (for which patents have been applied).  The Company sees tremendous opportunity across the entire iron industry from continuing development of broad applications of these technologies.

In addition, Mr. Hoffman is improving upon pyro-metallurigical zinc oxide processing techniques which, if successful, could revolutionize the zinc oxide industry, where the capital expenditures associated with current technologies are typically cost prohibitive.  The Company could either use this expertise to leverage into what are presently sub-economic zinc and lead oxide resources or licence out the technology on a case by case basis.

Henk Van Alphen stated, “We are extremely pleased that the industry has recognized Glenn with this award.  Glenn’s expertise and initiative to lead development of this advanced metallurgical technology provides Cardero with a much broader business focus and has significant cash flow potential as we continue to establish industry standards.”

As part of the award ceremony, Mr. Hoffman was invited to present a lecture to fellow Conference attendees – his topic being “Truth & Consequences – A Prescription for Innovation” as relating to the minerals processing industry.  In his lecture, he outlined techniques used in applying innovation to selected engineering challenges or projects which helped shape his career, including the latest Cardero projects.  These ‘tricks of the trade’ were then distilled and offered to the audience as an approach to apply innovation to their own circumstances.

ANTOINE M. GAUDIN AWARD
GLENN E. HOFFMAN
JINRONG
MEMBER

Glenn Hoffman (right) accepts the Antoine M. Gaudin Award
from the Society of Mining, Metallurgy and Exploration

Mr. Hoffman received his BSc. in Metallurgical and Materials Engineering from the Illinois Institute of Technology (IIT) in 1975 and a MSc. in Metallurgical Engineering from the Michigan Technological University (MTU) in 1977.  Prior to joining Cardero in 2007, he was employed by MIDREX Technologies Inc. for 30 years, where he was involved in developing cutting edge technologies for the direct reduced iron and iron making industry.  While at MIDREX, he worked at developing the FASTMET®, FASTMELT®, ITmk3® and QUIKSTEEL technologies.  He also is credited with inventing/co-inventing methods relating to ferrous and non-ferrous process metallurgy, which have been the subject of 13 patents to date.

ABOUT CARDERO RESOURCE CORP.

Cardero's focus through 2010 is to realise the considerable value it believes is locked in its remaining iron ore assets in the Marcona District of southern Peru, and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico, and aggressively seek out and potentially acquire new advanced stage projects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Steve Stakiw, Corporate Communications & Investor Relations

Email:  info@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the Company to commercialize its minerals processing technology, the potential for the Company’s mineral processing technology to permit cost effective treatment of currently uneconomic deposits, the potential to successfully patent some or all of the technology being developed by Cardero, the potential for any technology being developed by Cardero to be licensed out, business and financing plans and business trends, are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, the Company’s inability to secure patents on its technologies, the inability of the Company to successfully scale up bench and pilot scale processes to fully commercial operations, and other risks and uncertainties disclosed in the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.